UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K


    [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                     For the fiscal year ended June 30, 2003

                                       OR


   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

         For the transition period from _____________ to ______________


                        Commission file number 000-20969


     A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:


                          HIBBETT SPORTING GOODS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN


     B. Name of issuer of security held pursuant to the Plan and the address of its principal executive office:

                               451 Industrial Lane
                            Birmingham, Alabama 35211


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                                      INDEX



                                                                            Page
a) Financial Statements

   Report of Independent Public Accountants                                    3

   Statements of Net Assets Available for Benefits as of
   June 30, 2003 and 2002                                                      4

   Statements of Changes in Net Assets Available for Benefits for the
   Years Ended June 30, 2003 and 2002                                          4

   Notes to Financial Statements                                               5


b) Exhibits                                                                    6



                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




Date: September 26, 2003                By: /s/ Gary A. Smith
      ------------------                    -----------------------
                                            Gary A. Smith
                                            Vice President and
                                            Chief Financial Officer



                                        2
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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


The Administrator of the Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan:

     We have audited the accompanying statements of net assets available for benefits of the Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan as of June 30, 2003 and 2002, and the related statements of changes in net assets for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan as of June 30, 2003 and 2002, and changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.



Birmingham, Alabama                        KPMG, LLP
September 26, 2003



                                        3
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            HIBBETT SPORTING GOODS, INC. EMPLOYEE STOCK PURCHASE PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                             JUNE 30, 2003 AND 2002


                                                  2003         2002
                                               ----------   ----------

Cash held by Hibbett Sporting Goods, Inc.      $   36,951   $   35,574
                                               ----------   ----------
          Total  net assets                    $   36,951   $   35,574
                                               ==========   ==========




            HIBBETT SPORTING GOODS, INC. EMPLOYEE STOCK PURCHASE PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

               FOR THE YEARS ENDED JUNE 30, 2003 AND JUNE 30, 2002



                                                2003           2002
                                             -----------    -----------
Net assets, beginning of period              $   35,574     $   23,925

Participant deposits                            124,110        108,068

Deposits used for stock purchases              (122,734)       (96,419)
                                             -----------    -----------
     Net assets, end of period               $   36,951     $   35,574
                                             ===========    ===========


        The accompanying notes are an integral part of these statements.


                                        4
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            HIBBETT SPORTING GOODS, INC. EMPLOYEE STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN:

     On September 13, 1996, the Board of Directors of Hibbett Sporting Goods, Inc. (the "Company") approved the adoption of Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan (the "Plan"). The following description of the Plan is provided for general information only. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     The Plan provides employees of the Company an opportunity to purchase shares of common stock of the Company. The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended, and is therefore not subject to Federal and state income taxes.

     Participants of the Plan may purchase shares of the Company's common stock through payroll deductions during the plan year. Payroll deductions may be from a minimum of 1% up to a maximum of 10% of the participant's eligible pay each period. On the first day of each calendar quarter, a participant is deemed to have been granted an option to purchase a maximum number of shares of common stock of the Company as defined in the Plan.

     The Company establishes a withholding account for each participant and all payroll deductions made for a participant are credited to his or her account under the Plan. Amounts are held in these accounts and on a quarterly basis the options are exercised at a price of the lower of 85% of the fair value of the common stock on the first day of the calendar quarter or 85% of the fair value of the common stock on the last day of the calendar quarter.

     The Plan is administered by a committee appointed by the Board of Directors consisting of not less than two Board members.

2. PARTICIPANT AND PLAN TERMINATIONS:

     Although it has not expressed any intent to do so, the Company has the right under the Plan to alter, suspend, amend or terminate the Plan. In the event of plan termination, the participant's rights to acquire stock continues until the end of the current option period, at which time the balance of a participant's withholding account would be returned to the participant and no further contributions would be accepted. Subject to the right of the Board of Directors to terminate the Plan prior thereto, the Plan will terminate and there shall be no further offerings upon the earlier of: (1) the issuance of 168,750 shares of common stock reserved for employee purchase as defined in Section 10.1 of the Plan Agreement, or (2) the end of the fortieth quarterly offering. As of June 30, 2003, plan participants had purchased 61,191 shares of common stock.

3. ACCOUNTING POLICY:

     The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

4. PLAN OBLIGATIONS:

     As of June 30, 2003 and 2002, the Plan was obligated to purchase 2,064 and 2,358 shares of the Company's common stock for participants of the Plan, respectively. The fair value of the Company's common stock on June 30, 2003, and April 1, 2003, was $21.96 and $16.41 per share, respectively, and $16.93 and $15.33 per share on June 28, 2002, and April 2, 2002, respectively. All common stock acquired in connection with the Plan is distributed directly to participants.

5. INCOME AND EXPENSES:

     All expenses of the Plan are paid by the Company on behalf of the Plan. The Company is not required to, and does not, pay interest on amounts held in withholding accounts for participants of the Plan. Participants are not taxed upon receipt or exercise of options. Participants are taxed upon disposition of shares purchased under the Plan.


                                        5
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6. STOCK SPLIT

     On June 9, 2003, the Board of Directors declared a 3-for-2 stock split on the Company's Common Stock to holders of record on June 27, 2003. All share and per share data presented reflect the 3-for-2 stock split.



                                INDEX TO EXHIBITS

Exhibit
Number

4.1 Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan (incorporated by reference to exhibit filed in Amendment No. 2 to the Company's Registration Statement on Form S-1 (Registration No. 333-07023), filed with the Securities and Exchange Commission September 16, 1996).

4.2 Summary Plan Description of Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan (incorporated by reference to exhibit filed in Amendment No. 2 to the Company's Registration Statement on Form S-1 (Registration No. 333-07023), filed with the Securities and Exchange Commission September 16, 1996).

23     Consent of KPMG LLP*

32.1   Section 1350 Certification of Chief Executive Officer*

32.2   Section 1350 Certification of Chief Financial Officer*

*  Filed herewith


                                        6
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                                   EXHIBIT 23

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

     We consent to the incorporation by reference in the registration statements (Nos. 333-21299, 333-21301, 333-21303, 333-21305, 333-2815, and 333-63094) on
Form S-8 and S-3 of Hibbett Sporting Goods, Inc. of our report dated September 26, 2003, with respect to the statements of net assets available for benefits of Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan as of June 30, 2003 and 2002, and the related statements of changes in net assets for the years then ended which report appears in the Form 11-K of Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan herein.


Birmingham, Alabama                        KPMG LLP
September 26, 2003


                                        7
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                                                                    Exhibit 32.1



              Section 1350 Certification of Chief Executive Officer

     Pursuant to 18 U.S.C. ss. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Hibbett Sporting Goods, Inc. (the "Company") hereby certifies, to the best of such officer's knowledge, that:

     (i) the accompanying 11-K of Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan for the year ended June 30, 2003 (the "Report")fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

     (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.


Dated: September 26, 2003                     /s/ Michael J. Newsome
                                              -----------------------
                                              Michael J. Newsome
                                              Chief Executive Officer



                                        8
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                                                                    Exhibit 32.2



              Section 1350 Certification of Chief Financial Officer

     Pursuant to 18 U.S.C. ss. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Hibbett Sporting Goods, Inc. (the "Company") hereby certifies, to the best of such officer's knowledge, that:

     (i) the accompanying 11-K of Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan for the year ended June 30, 2003 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

     (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.


Dated: September 26, 2003                     /s/ Gary A. Smith
                                              -----------------------
                                              Gary A. Smith
                                              Chief Financial Officer


                                        9
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